EXHIBIT 99.1

Fury Announces 2025 Exploration Plans at Committee Bay

TORONTO, June 03, 2025 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to provide an update on exploration plans for the Committee Bay project, located in the eastern Kitikmeot region of Nunavut, Canada. The 2025 Committee Bay exploration program will commence in early July 2025 and will comprise 7 – 10 diamond drill holes totaling approximately 5,000 metres (m).

Drilling will have three primary goals:

  Expansion of the Three Bluffs Shear Zone target first identified in 2021 where drill hole 21TB152 intercepted three discrete zones of high-grade gold mineralization over a 30 m drill width, including 10.0 m of 13.93 g/t gold, 3.0 m of 18.67 g/t gold and 1.0 m of 23.2 g/t gold in a 120 m step-out from the defined mineral resource (see news release dated December 1, 2021);
  Testing regional shear zones along the southern contact of the 8 kilometre (km) long Raven shear zone where samples of up to 32.90 g/t gold have been returned from an undrilled outcrop (see news release dated February 16, 2022);
  Testing regional shear zones at Burro West where a 300 by 300 m gold in till anomaly was identified in 2024 (see news release date October 24, 2024).

“Following the strategic investment by Agnico Eagle last week, we are pleased to announce our return to the Committee Bay project in Nunavut this summer,” commented Tim Clark, CEO of Fury. “The project has historically attracted strong investor interest due to previous high-grade gold discoveries and its location within a 300-kilometre greenstone belt. Our upcoming program aims to test new geological assumptions based on recent exploration work, and we look forward to unlocking further value as our exploration progresses.”

2025 Exploration Program

The Committee Bay project spans the entire 300 km long Committee Bay Greenstone belt in the eastern Kitikmeot region of Nunavut. The land package comprises a series of mineral claims and leases covering approximately 250,000 hectares, encompassing the Three Bluffs Gold deposit, more than five advanced gold targets, and several significant gold anomalies. The high-grade Three Bluffs Gold deposit is located centrally within the project and is estimated to contain 524,000 oz. of gold at 7.85 g/t gold in the indicated mineral resource category and 720,000 oz. of gold at 7.64 g/t gold in the inferred mineral resource category (see Committee Bay NI43-101 report “Technical Report on the Committee Bay Project, Nunavut Territory, Canada” dated September 11, 2023). Drilling in 2021 at Three Bluffs intercepted 3 zones of mineralization: 13.93 g/t gold over 10 m; 18.67 g/t gold over 3 m; and 23.2 g/t gold over 1 m. The first two noted intercepts occur outside of the main iron formation in sheared metasediments with gold occurring at the apexes of the crenulations. The shear hosted mineralization runs sub-parallel to the main iron formation (Figure 1) and has not been a focus of exploration in the past. The 2021 intercept is 250 m below surface and remains open up dip, down dip, as well as along strike in both directions. Drilling in 2025 will target five to six 100 – 200 m step-outs from the 2021 intercept for a total of approximately 2,250 m (Figure 2).

Committee Bay – Three Bluffs Deposit

Main Controls on Three Bluffs Mineralization

Legend
Deformation Zone
Intrusive
Felsic Volcaniclastic
Iron Formation
Meta-Sediment
Three Bluffs Hinge
Three Bluffs West
04TB009¹
13.33 g/t Au over 16.75m
07TB054¹
8.16 g/t Au over 29m
10TW008¹
15.2 g/t Au over 5m
11TWO15¹
6.01 g/t Au over 7m
08TB077¹
101.39 g/t Au over 3.1m
10TB082¹
7.31 g/t Au over 25.18m
Deformation Zone
2025 Target Area
21TB152¹
13.93 g/t Au over 10m
18.67 g/t Au over 3m
23.2 g/t Au over 1m
11TW016¹
29.03 g/t Au over 5.3m
N
250 m
300 km long greenstone belt
Raven
Burro
Three Bluffs

1.Intercepts at Three Bluffs were calculated using a minimum of a 2.0 g/t gold cut off at the beginning and end of the intercept and allowing for no more than 2.5 consecutive metres of less than 2.0 g/t gold.

Figure 1: Illustrates the plan view of the Three Bluffs deposit, depicting the interplay between the regional shear zone in orange and the banded iron formation in blue.

Figure 2: Illustrates the location of the 21TB-152 intersections in relation to the Three Bluffs deposit in long section. The 21TB-152 intersection is open as depicted by the three arrows with potential to significantly expand the mineral resource.

The Raven prospect is located in the southwest third of the Committee Bay gold belt, approximately 50 km west of the Three Bluffs deposit. Drilling will target a previously undrilled gold-bearing outcrop where results from seven samples collected to date average 16.12 g/t gold at Raven South with three to four drill holes totaling approximately 2,000 m (Figure 3). This prospect lies along the southern boundary of an 8 km long east – west oriented shear zone where gold mineralization has been identified over a 1.4 km footprint.

Committee Bay – Raven Regional Shear Zone Corridor

Successfully Intersected the Gold Bearing Structure – 8km Potential

Legend
Planned Drill Hole
Previous Drill Holes
Regional Shear Zone Corridor
Arsenic & Gold Anomaly
Fury Property
Rocks (Au g/t)
Historical
Fury 2021
0.1 - 0.5
0.5 - 1
1 - 5
> 5
Glaciofluvial
1.4 km Mineralized Footprint
300 km long greenstone belt
Raven
Burro
Three Bluffs
Prospective Regional Shear Boundary with Newly Identified High Grade Gold Mineralization
2021 Outcrop Sample Highlights (Au g/t):
32.9, 19.2, 16, 14.6, 13.85, 12.05, 11.05
234 samples average 4.85 g/t Au over 1.4 km strike length
N
1 km

VG
Aspy
Tour

- Visible gold hosted in felsic volcaniclastics along main deformation zone, 150m south of Raven showing
- Potential for mineralization zone along major lithological break

Figure 3: Illustrates the 1.4 km mineralized footprint at the Raven prospect within the larger 8km Raven shear zone. Newly identified high-grade gold mineralization is located along the southern boundary of the shear zone.

Infill till sampling during 2024 at the Burro West target has identified a robust multi-point +90th percentile approximately 300 x 300 m gold in till anomaly (Figure 4). The Burro West anomaly is spatially associated with a break in the regional magnetics data, which is interpreted as a sheared contact between mafic volcanics and ultramafic lithologies. Drilling during 2025 will comprise two to three drill holes for approximately 750 m.

Committee Bay – Burro Prospect

2024 Infill Sampling

Legend
Planned Drill Hole
2024 Infill Till Sample
(Au ppb)
> 1
1 - 2
2 - 4
4 - 6
> 6
Major Fault
Minor Fault
Lithology
Biotite Tonalite
Komatiite
Mafic Volcaniclastics
Gabbroic Sills-Dykes-Stocks
Target Area
101 ppb Au
300 km long greenstone belt
Raven
Burro
Three
Bluffs
N
500 m

Figure 4: Plan View map showing the results from the 2024 Infill Till Sampling program at Burro West. A large coherent gold in till anomaly associated with a sheared contact between mafic volcanic and ultramafic lithologies. The southwest portion of the grid remains open for additional follow-up.

“Recent targeting and exploration at Committee Bay has brought to light the potential for regional-scale shear zones to host significant gold mineralization. Previous exploration campaigns have been largely focused on silicified and sulphidized iron formations with success. The new focus on shear zone hosted gold mineralization is simply the next evolutionary step in targeting at Committee Bay and has reinvigorated the prospectivity of the entire 300 km long belt,” stated Bryan Atkinson, SVP Exploration for Fury.

Bryan Atkinson, P.Geol, Senior Vice President Exploration at Fury, is a “qualified person” within the meaning of Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects and has reviewed and approved the technical disclosures in this news release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 11.8 million common share position in Dolly Varden Silver Corp (approximately 14.5% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations
Tel:	(844) 601-0841
Email:	info@furygoldmines.com
Website:	www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This news release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Specific forward-looking statements contained in this news release includes information relating to the Company’s 2025 exploration program at the Committee Bay project.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2024 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company’s Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

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